Exhibit (a)(5)(A)

news release

FOR IMMEDIATE RELEASE

WINWHOLESALE ANNOUNCES AGREEMENT TO ACQUIRE NOLAND COMPANY

DAYTON, OH, April 12, 2005 — WinWholesale, one of the nation’s largest industrial wholesale distributors, announced today that it has signed an agreement of merger with Noland Company (NASDAQ Small Cap: NOLD), an industry-leading wholesale distributor of plumbing, electrical, HVAC, mechanical equipment and supplies. Under the terms of the agreement, which was unanimously approved by both companies’ boards of directors and by a special committee of the board of directors of Noland Company, WinWholesale will pay $74.00 in cash for each Noland Company share. The acquisition, which is subject to certain conditions, is anticipated to close within 45 days. Shortly after the transaction closes, WinWholesale will take Noland Company private and it will be de-listed from the NASDAQ. WinWholesale expects combined 2005 revenues will exceed $2 billion.

Rick Schwartz, president and CEO of WinWholesale, stated: “We have been looking for a partner whose geographic reach complements WinWholesale’s existing local companies. We believe that WinWholesale’s and Noland’s customers will benefit from our collective 5,100 employees, 530 locations in 43 states and more than $300 million of inventory ready to serve their needs. We are confident that combining the WinWholesale and Noland organizations will spur further growth and profit opportunities throughout the distribution chain.”

Lloyd Noland III, president and chairman of Noland Company, said: “Together, Noland Company and WinWholesale represent 140 years of providing outstanding industrial wholesaling services throughout the United States. We are pleased to entrust Noland Company’s future into the hands of WinWholesale, a company that has demonstrated its ability to grow revenues and profits and to provide opportunities to its employees as well as value to its customers.”

The transaction will be structured as a tender offer for Noland Company shares. The agreement provides for a wholly owned subsidiary of WinWholesale to offer to acquire all of the outstanding shares of Noland Company common stock at $74.00 per share in cash. The tender offer will be subject to at least two-thirds of the outstanding Noland Company shares, on a fully diluted basis, being validly tendered and not withdrawn. Each of the Noland Company board of directors and the special committee of the Noland Company board of directors unanimously approved the offer and recommended shareholder acceptance. The tender offer will be subject to regulatory approvals and other customary conditions. Following the close of the tender, any shares not tendered will be acquired at $74.00 per share in cash in a subsequent merger. Subsequent to the merger, Noland Company will operate as a private company. William Blair & Company, L.L.C. acted as financial advisor to WinWholesale. The Blackstone Group L.P. served as financial advisor to Noland Company.

Shareholders of Noland Company are strongly encouraged to read the Tender Offer Statement on Schedule TO, to be filed by Winvest Inc. (a subsidiary of WinWholesale) when it becomes available because it will contain important information about the tender offer. Shareholders of Noland Company are also strongly encouraged to read the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Noland Company when it becomes available because it will contain important information about the tender offer. Investors may obtain the Tender Offer Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9 and any other documents filed with the SEC for free at the SEC’s Web site, www.sec.gov. Materials filed by Noland Company may be obtained for free at Noland Company’s web site, www.noland.com.

About Noland Company

Noland Company is an independent wholesale distributor of mechanical equipment and supplies, primarily to the construction trades but also to various other industries. The Company operates 101 branches in a 13 state region, primarily in the South, providing plumbing, air conditioning, water systems, electrical and industrial products from more than 2,000 manufacturers.

About WinWholesale

WinWholesale (incorporated as Primus Inc.), with more than 400 local wholesale companies located in 41 states, primarily in the Northeast, Midwest and West, is one of the nation’s largest wholesale distributors, with 2004 revenues of approximately $1.4 billion. WinWholesale’s business model emphasizes a combination of local ownership and decision making supported by centralized technical and administrative services.

This press release may contain forward-looking statements, including statements about the timing and completion of an all cash tender offer for Noland Company outstanding shares, the ability to complete the tender offer and subsequent merger on the terms contemplated, the value of the transaction, the anticipated impact of the acquisition on Noland Company operations and financial results and other projections within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties, including the risks and uncertainties disclosed in Noland Company’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended December 31, 2004, that could cause actual results to differ materially from those projected in these forward-looking statements. These statements speak only as of the date of this press release, and Noland Company and WinWholesale undertake no obligation to update or revise any of the statements, risks or reasons why actual results might differ. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

CONTACTS:

Bruce E. Anderson (Media)
WinWholesale Inc.
937-531-5231
banderson@winwholesale.com